K9
3/11

RECD S.E.C.
MAR 2 2009
503

09055950

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Global Asset Management (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 West 52nd Street
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Chambers 312-525-7728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

0707-0845769

JD
3/24/09

OATH OR AFFIRMATION

I, Trevor Chambers, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining the firm of UBS Global Asset Management (US) Inc., as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Trevor Chambers
Controller

Notary Public

"OFFICIAL SEAL"
Renitta Jacobs
Notary Public, State of Illinois
My Commission Expires 10/23/2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Statement Regarding Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

0707-0845769

UBS Global Asset Management (US) Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
UBS Global Asset Management (US) Inc.

We have audited the accompanying statement of financial condition of UBS Global Asset Management (US) Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UBS Global Asset Management (US) Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 27, 2009

UBS Global Asset Management (US) Inc.

Statement of Financial Condition

(In Thousands of Dollars, Except Share and Per Share Amounts)

December 31, 2008

Assets	
Investment in commercial paper	$ 36,998
Receivable from funds	6,109
Receivable from affiliates	2,467
Deferred distribution costs	1,434
Deferred tax assets	3,917
Prepaid expenses	241
Total assets	$ 51,166
Liabilities and stockholder's equity	
Accrued liabilities and accounts payable	$ 1,253
Payable to affiliates	5,154
Income tax payable to Parent	8,543
Total liabilities	14,950
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, issued, and outstanding	1
Additional paid-in capital	28,722
Retained earnings	7,493
Total stockholder's equity	36,216
Total liabilities and stockholder's equity	$ 51,166

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2008

Revenues	
Distribution fees from affiliate	$ 36,749
Distribution fees from third parties	3,175
Commissions	1,438
Interest	739
Other revenue	24
Total revenues	42,125
Expenses	
Distribution costs	16,594
Allocated costs from affiliate	15,279
Impairment of deferred distribution costs	310
Professional fees	534
Other expenses	565
Total expenses	33,282
Income before income tax expense	8,843
Income tax expense	1,350
Net income	$ 7,493

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Changes in Stockholder's Equity

(In Thousands of Dollars)

Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 1	$ 28,193	$ 5,974	$ 34,168
Net income	–	–	7,493	7,493
Tax impact of equity participation plans	–	529	–	529
Dividend declared and paid to UBS Americas Inc.	–	–	(5,974)	(5,974)
Balance at December 31, 2008	$ 1	$ 28,722	$ 7,493	$ 36,216

See notes to financial statements.

UBS Global Asset Management (US) Inc.

Statement of Cash Flows
(In Thousands of Dollars)

	Year Ended December 31, 2008
Operating activities	
Net income	$ 7,493
Adjustments to reconcile net income to net cash provided by operating activities:	
Noncash items included in net income:	
Amortization of deferred distribution costs	5,306
Impairment of deferred distribution costs	310
Deferred income taxes	(2,188)
Interest accretion on commercial paper	(596)
Net decrease in operating assets:	
Receivable from funds	1,033
Receivable from affiliates	4,069
Prepaid expense	15
Distribution costs paid	(1,678)
Net increase (decrease) in operating liabilities:	
Accrued liabilities and accounts payable	(433)
Payable to affiliates	5,154
Income tax payable to Parent	3,933
Net cash provided by operating activities	22,418
Investing activities	
Purchases of commercial paper	(366,444)
Sales of commercial paper	350,000
Net cash used in investing activities	(16,444)
Financing activities	
Dividend paid to UBS Americas Inc.	(5,974)
Cash used in financing activities	(5,974)
Change in cash	–
Cash, beginning of year	–
Cash, end of year	$ –
Noncash activities	
Tax impact of equity participation plans	$ 529

No income tax payments were made by the Company in 2008; these items were settled through intercompany accounts. Income tax payments settled through the intercompany accounts in 2008 were $3,432.

See notes to financial statements.

1. Organization and Nature of the Business

The financial statements include the accounts of UBS Global Asset Management (US) Inc. (the Company). The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or Parent), a wholly owned subsidiary of UBS AG. The Company has material transactions with subsidiaries and affiliates of UBS Americas. The Company is primarily engaged in the business of distributing mutual funds and other investment vehicles. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a registered investment adviser under the Investment Advisers Act of 1940.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Investments in Commercial Paper

The Company typically purchases commercial paper instruments that mature within 30 days. The ability of the issuers of the commercial paper to meet their obligations may be affected by economic developments, including those particular to a specific industry or region. Investments in commercial paper are carried at amortized cost, which approximates fair value. The Company's investments in commercial paper are concentrated with two counterparties (GE Credit Corp. and Banque Paribas) rated P-1 by Moody's at December 31, 2008. Interest income from commercial paper investments totaled $596 for 2008.

Revenue Recognition

Distribution fees are accrued during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Deferred Distribution Costs

The Company is responsible for the distribution of shares of certain mutual funds and investment vehicles. In connection with the distribution of certain classes of shares, the Company pays UBS Financial Services, Inc. (UBS FSI), an affiliated broker-dealer, and other third-party brokers a fee based on the value of the fund shares sold by UBS FSI and other third-party brokers. The fees paid to UBS FSI and other third-party brokers are deferred and amortized over the period during which the Company receives 12b-1 fee revenue from the mutual funds for its role in the distribution of the shares. The deferred distribution costs are amortized over a period of one to six years based on the contractual period the 12b-1 fee revenue is received. Contingent deferred sales charges received from early withdrawal charges reduce the deferred distribution costs balance.

The Company periodically reviews the carrying value of deferred distribution costs to determine whether a significant decline in the equity or bond markets, or other events or circumstances indicate an impairment in value may have occurred. If indicators of a potential impairment exist, the Company compares the carrying value of the asset to the estimated future net undiscounted cash flows related to the asset. If such adjustments indicate that estimated future net undiscounted cash flows will not be sufficient to recover the recorded carrying value, the asset is adjusted to its estimated fair value. The Company recorded impairment of $310 for the year ended December 31, 2008.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes, if applicable, are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*.

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal, state, and local taxes are provided on a separate return basis.

(In Thousands of Dollars)

3. Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted FASB Statement No. 157, *Fair Value Measurements*. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption of FASB Statement No. 157 did not impact the Company's financial position, results of operations, or cash flows.

Effective January 1, 2008, the Company adopted FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. FASB Statement No. 159 provides a choice to measure many financial instruments and certain other items at fair value on specified election dates and requires disclosures about the election of the fair value option. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The Company has chosen not to elect the fair value option for any financial or nonfinancial instruments as of the adoption date, thus the adoption of FASB Statement No. 159 did not have an impact on the Company's financial position, results of operations, or cash flows.

4. Related-Party Transactions

Under a service level agreement, UBS Global Asset Management (Americas) Inc. (Global AM Americas) compensates the Company for the distribution of certain investment products for which Global AM Americas is the registered investment adviser. These amounts are recorded as distribution fees from affiliate in the statement of operations and totaled $36,749 in 2008. This amount is calculated based on three components: (1) sales of certain investment products, (2) the average net assets of specified funds distributed by the Company, and (3) costs incurred by the Company as part of its distribution activities.

The Company is allocated the portion of the expenses incurred by Global AM Americas that relates to the distribution activities conducted by the Company. Employees of Global AM Americas associated with distribution activities and officers of Global AM Americas have dual-employee status with both the Company and Global AM Americas. All compensation and benefit costs associated with the dual-employees are borne by Global AM Americas and allocated to the Company based on a service-level agreement. These amounts are classified as allocated costs from affiliate in the statement of operations and totaled $15,279 in 2008.

(In Thousands of Dollars)

4. Related-Party Transactions (continued)

In addition, the Company is allocated excess tax benefits on stock-based compensation issued to employees of the Company prior to the service level agreement entered into on January 1, 2006, described in the first paragraph. These amounts are included in tax impact of equity participation plans in the statement of changes in stockholder's equity.

Effective January 1, 2006, the Company reorganized its operations such that its activities are substantially limited to distribution activities. Assets and liabilities of the investment advisory business previously conducted by the Company were assumed by Global AM Americas pursuant to an agreement between the entities. In accordance with this agreement, the Company has recorded $2,412 in receivable from affiliates in the statement of financial condition related to liabilities assumed by Global AM Americas. The related liability is included in income tax payable to Parent on the statement of financial condition.

The Company has entered into a Distribution Support Services agreement with UBS FSI for distribution, marketing support, and other services. Under the agreement, the Company pays a fee of 5 basis points of all sales of fund shares, excluding certain programs that have been agreed to by the parties. In addition, the Company pays a fee of 10 basis points of the net asset value of all equity shares and 7.5 basis points of the net asset value of all fixed income shares in dealer accounts. The net asset values exclude certain grandfathered assets prior to July 1, 1997, and qualified plan assets not distributed from UBS FSI. In accordance with the agreement, the Company incurred $7,953 in distribution support service costs during 2008, which is recorded in distribution costs in the statement of operations.

The Company has agreed to pay amounts to brokers distributing certain share classes that do not charge customers 12b-1 distribution fees. These payments are included in allocated costs from affiliate in the statement of operations. The Company distributes mutual funds that are advised by Global AM Americas. The Company was reimbursed by Global AM Americas in the amount of $967 for amounts paid to brokers for mutual funds advised by Global AM Americas, which is recorded in distribution fees from affiliate in the statement of operations.

The Company's revenues and expenses are processed by UBS FSI utilizing a centralized treasury function. UBS FSI sweeps all excess cash from the Company's accounts on a daily basis. The Company records either a receivable from affiliate or payable to affiliate based on the net balance swept from its account at the end of each business day. The Company received approximately $153 of interest from UBS FSI during 2008 due to this arrangement.

(In Thousands of Dollars)

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1. Under the alternative method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2008, the Company's net capital, as defined, was $23,080, which exceeded the minimum net capital required by $22,830. Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2008, there is a net deferred tax asset (DTA) of $3,917, which is reflected without reduction for a valuation allowance. The net DTA is predominantly comprised of temporarily non-deductible reserves for federal and state and local tax risks.

In accordance with FASB Statement No. 109, a valuation allowance is to be recorded whenever the ultimate realization of a DTA is, more likely than not, not going to be realized. In assessing the recoverability of the DTA, the Company considered all available positive and negative evidence, including history of earnings, as well as all possible tax planning strategies.

The components of the provision (benefit) for income taxes were as follows:

Current:	
Federal	$ 1,053
State and local	2,484
Total current	$ 3,537
Deferred:	
Federal	$ (1,922)
State and local	(265)
Total deferred	$ (2,187)
Total provision for taxes	$ 1,350

(In Thousands of Dollars)

6. Income Taxes (continued)

The Company's effective tax rate differs from the federal statutory rate of 35% primarily due to state and local taxes and additional reserves for state and local tax risks offset by the release of reserves for federal tax risks.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Total amount of unrecognized tax benefits as of January 1, 2008	$	7,125
Gross amount of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period		98
Gross amount of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period		(1,983)
Gross amount of the increases in unrecognized tax benefits as a result of tax positions taken during the current period		–
Gross amount of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period		–
The amount of decreases in the unrecognized tax benefits relating to settlements with taxing authorities		–
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations		–
Total amounts of unrecognized tax benefits as of December 31, 2008	$	5,240

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$	2,555
The total amount of interest and penalties recognized in the statement of operations	$	(375)
The total amount of interest and penalties recognized in the statement of financial condition	$	2,367

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is a member of a consolidated group that files consolidated federal income tax returns and both combined and stand-alone state and local income tax returns in various state and local jurisdictions. As of December 31, 2008, the consolidated group of which the Company is a member remains under examination by the Internal Revenue Service (the IRS) for the tax years 2000 through 2004. There are various state and local jurisdictions currently under audit for the period 1997 through 2006.

6. Income Taxes (continued)

The IRS examination was determined to be "effectively settled" during 2008 and is anticipated to be completed by the end of 2009. Regarding the audit, the IRS has proposed adjustments that relate to related-party fees, pension expense, and other expenses. The Company believes that at the completion of the audit, it is reasonably possible that unrecognized tax benefit will decrease by approximately $2,510 by the end of 2009. As the completion of the IRS audit examination will affect the unrecognized tax benefits related to the state and local jurisdictions, the Company believes that such unrecognized tax benefits will decrease by approximately $575.

7. Contingencies

The Company has been named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, these actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

Supplemental Information

BROKER OR DEALER	UBS Global Asset Management (US) Inc.	as of	December 31, 2008

COMPUTATION OF NET CAPITAL (in thousands)

1.	Total ownership equity from Statement of Financial Condition – Item 1800			$ 36,216	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			36,216	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List) –Tax liability related to non-allowable receivables				3525
5.	Total capital and allowable subordinated liabilities			$ 36,216	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (See schedule on following page)	$ 11,688	3540		
	1. Additional charges for customers' and noncustomers' security accounts		3550		
	2. Additional charges for customers' and Noncustomers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items				
	C. Aged short security differences-less reserve of $ number of items		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	F. Other deductions and/or charges	1,448	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(13,136)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit, and commercial paper		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants		3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities (including options)		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736		3736
10.	Net Capital			$ 23,080	3750

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008, unaudited FOCUS Part IIa filing.

UBS Global Asset Management (US) Inc.

Computation of Net Capital (continued)

(In Thousands)

December 31, 2008

Nonallowable assets:		
Receivable from funds	$	6,041
Deferred income taxes		3,917
Deferred distribution costs		1,434
Receivable from affiliates		55
Prepaid expenses		241
Total nonallowable assets	$	11,688

BROKER OR DEALER	UBS Global Asset Management (US) Inc.	as of	December 31, 2008

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT (in thousands)

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	250	3880
24.	Net capital requirement (greater of line 22 or 23)	$	250	3760
25.	Excess net capital (line 10 less 24)	$	22,830	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008, unaudited FOCUS Part IIa filing.

UBS Global Asset Management (US) Inc.

Statement Regarding Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) limited business (mutual funds and/or variable annuities only) exemption.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(l)

The Board of Directors
UBS Global Asset Management (US) Inc.

In planning and performing our audit of the financial statements of UBS Global Asset Management (US) Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 27, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

UBS Global Asset Management (US) Inc.
(A Subsidiary of UBS Americas Inc.)
Year Ended December 31, 2008
With Report of Independent Registered
Public Accounting Firm

0807-0968535